WPN RESOURCES LTD.
TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

Date: July 29, 2003 **NEWS RELEASE**

WPN ANNOUNCES PRIVATE PLACEMENT

The Company reported today that it had agreed to a private placement of a convertible promissory note aggregating $200,000U.S.($280,000Cdn.). The note bears interest at a rate of 10% per annum and is payable 24 months from the date of issuance. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.11 of principal outstanding on the date of conversion. Each unit consists of one common share in the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.14 for a period of two years. The proceeds of the note will be applied to ongoing expenses related to the Company's Italian oil concessions and for working capital. The placement is subject to the approval of the TSX Venture Exchange.

The Company also reported that it was not proceeding with a previously announced (May 1, 2003) private placement of convertible promissory notes aggregating $310,000U.S. as a result of terms imposed by the Exchange as a condition to approval of the transaction which were not acceptable to the Company's creditors.

WPN RESOURCES LTD.


03024892

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

WPN Office:
Suite 1500,
885 West Georgia St.
Vancouver, V6C 3E8
Canada
Tel.: 604-669 2099
Fax: 604-943-3716